Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14d-9 under the

Securities Exchange Act of 1934, as amended

Filer: Surgical Care Affiliates, Inc.

Subject Company: Surgical Care Affiliates, Inc.

Filer’s Commission File Number: 001-36154

Date: January 11, 2017

SCA & OptumCare Join Forces

Published on January 11, 2017

Old news? By now, but still very exciting and let me tell you why!

The official announcement was made Monday morning, January 9th, found on many news outlets, here is just one of them.

We at Surgical Care Affiliates (SCA) are thrilled to be able to announce this new alliance and I will tell you why, but I also want to ensure our prospective customers as well as our current surgeon partners are as excited about this merger as we are.

First of all, it is important to note that SCA is merging with OptumCare which is a subsidiary of UnitedHealth Group (UHG). We are NOT becoming United Healthcare (UHC) the payer and we are NOT going to become a single-payer provider. To the contrary, OptumCare already works with over 80 health plans well beyond

UnitedHealthcare and numerous providers such as Monarch and MedExpress have also joined OptumCare in the last several years and continue to serve all health plans. So shall SCA.

Next, at this time we will not be changing our name. Similar to other medical groups OptumCare has invested in there are no immediate plans to change names. Over time, however, if there appears to be value in adopting the OptumCare name then careful consideration will be taken to do so, but always keeping in mind particular markets that may not benefit from such a change.

Finally, the “why”.

We decided to join UnitedHealth Group as part of its OptumCare subsidiary so that we could continue our vision of becoming the partner of choice and to deliver on our mission of improving healthcare in America.

We believe this new alliance will help better align health plans and medical groups including UnitedHealthcare, OptumCare’s physician groups and others that are seeking the achieve the “triple aim”, develop better tools to help independent physicians - our primary customers - to succeed in the years to come and to continue our focus on patient value and satisfaction while lowering costs.

By leveraging OptumCare’s $90 billion health services platform consisting of OptumCare: the largest primary care driver delivery organization in the country and one of the largest urgent care networks in the country, OptumConsumer: a consumer engagement and population health analytics platform, OptumInsight: a data analytics platform and OptumRx: a pharmacy benefits manager for ~65 million people and the fact that Optum is a strong partner to commercial, Blue and specialty payers including nearly 300 health plans, 4 out of 5 U.S. hospitals and tens of thousands of physicians SCA, its surgeon and facility partners serve to benefit on a multitude of levels including our goal to have more than 500 surgical facilities nationwide over the next five years either through mergers and acquisitions or de Novo projects centered around key surgeon partners.

The merger is expected to close before the end of the first half of 2017, subject to SCA shareholders’ approval, regulatory approvals and other customary closing conditions.

If you are an existing surgeon partner and have additional questions you may contact me to discuss in further detail along with any concerns you may have.

If you are not an existing surgeon partner, but would like to consider the benefits of becoming an SCA partner, whether you are an independent practitioner, a hospital employee seeking independence or a group practice I would like speak to you.

This is an exciting time in the health care industry and this merger sets a new tone for improving health care in America!

Cautionary Statement Regarding Forward Looking Statements

This communication may contain statements that constitute “forward-looking statements,” including, for example, information related to UnitedHealth Group Incorporated (“UnitedHealth Group”), Surgical Care Affiliates, Inc. (“SCA”) and the proposed acquisition of SCA by UnitedHealth Group. Generally the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “project,” “should” and similar expressions identify forward-looking statements, which generally are not historical in nature. Such statements reflect the current analysis of existing information and involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the possibility that various conditions to the consummation of the UnitedHealth Group exchange offer and mergers may not be satisfied or waived, including the receipt of regulatory clearances related to the mergers; uncertainty as to how many shares of SCA common stock will be tendered into the UnitedHealth Group exchange offer; the risk that the UnitedHealth Group exchange offer and mergers will not close within the anticipated time periods, or at all; the failure to complete or receive the anticipated benefits from UnitedHealth Group’s acquisition of SCA; the possibility that the parties may be unable to successfully integrate SCA’s operations into those of UnitedHealth Group; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, suppliers or physicians) may be greater than expected following the transaction; the retention of certain key employees at SCA may not be achieved; the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transactions; UnitedHealth Group and SCA are subject to intense competition; factors that affect UnitedHealth Group’s ability to generate sufficient funds to maintain its quarterly dividend payment cycle; the effects of local and national economic, credit and capital market conditions; and the other risks and uncertainties relating to UnitedHealth Group and SCA described in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015, and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

SCA assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements or information, which speak only as of the date hereof.

Additional Information and Where to Find It

This communication relates to a pending business combination transaction between UnitedHealth Group and SCA. The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to sell or exchange, nor a solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

UnitedHealth Group intends to file a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. UnitedHealth Group and a wholly-owned subsidiary of UnitedHealth Group intend to file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. SCA intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. SCA and UnitedHealth Group may also file other documents with the SEC regarding the transaction. This communication is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which SCA or UnitedHealth Group may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the solicitation/recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any decision regarding exchanging their shares, because they will contain important information about the transaction. The prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, will be made available to all holders of SCA’s stock at no expense to them. The exchange offer materials and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the solicitation/recommendation statement may be obtained for free by contacting UnitedHealth Group’s Investor Relations department at (800) 328-5979. Additional copies of the solicitation/recommendation statement may be obtained for free by contacting SCA’s Investor Relations department at 800-768-0094.

In addition to the SEC filings made in connection with the transaction, each of UnitedHealth Group and SCA files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. UnitedHealth Group’s and SCA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.